Ross H. Parr
Direct Dial: 704.331.4925
Direct Fax: 704. 338.7836
E-mail: rparr@wcsr.com
August 3, 2005
Via EDGAR Submission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey B. Werbitt, Esq.

Re:	RF Micro Devices, Inc.
Schedule TO-I
File No. 005-52447
Ladies and Gentlemen:
     On behalf of RF Micro Devices, Inc. (the “Company”), submitted herewith for filing is Amendment No. 4 to the Schedule TO-I referenced above.
     Amendment No. 4 is being filed in response to comments contained in the letter dated August 2, 2005 from Jeffrey B. Werbitt of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Robert A. Bruggeworth, the Company’s President and Chief Executive Officer. The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s August 2, 2005 letter and are based upon information provided to Womble Carlyle Sandridge & Rice, PLLC (“Counsel”) by the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Schedule TO-I set forth in Amendment No. 4. For your convenience, included with this letter are selected pages of the Offer to Exchange and Election Form identifying revisions made in response to the Staff’s comments. Page numbers referred to in the responses reference the applicable pages of the revised Offer to Exchange or Election Form, as applicable, included with Amendment No. 4, which was filed on EDGAR on August 3, 2005. Capitalized terms used but not otherwise defined herein have the meanings given them in the Offer to Exchange, which was first filed with the Schedule TO-I as exhibit (a)(1)(i) on July 11, 2005.

Securities and Exchange Commission
Attention:     Jeffrey B. Werbitt, Esq.
August 3, 2005

     On behalf of the Company, we advise you as follows:
Schedule TO-I
General
     Comment 1: We note your response to prior comment 1. We have reviewed your arguments as to why it was appropriate for RF Micro Devices to file its proxy statement in definitive form, but we do not agree with the analysis and conclusion set forth in your response letter. Although Rule 14a-6(a)(4) provides that a registrant is not required to file a preliminary proxy statement for the approval or ratification of a stock plan or amendment to such plan, telephone interpretation N.10 of the July 1997 Division’s Manual of Publicly Available Telephone Interpretations states that Rule 14a-6(a)(4) does not extend to the ratification or approval by security holders of awards made pursuant to such plans. Since shareholders are being asked to approve a proposed exchange of outstanding stock options for new options, we view this proposal as tantamount to the ratification or approval of the repricing of grants, and effectively, awards to be made under the 2003 Plan. Therefore, we continue to believe that the filing of a preliminary proxy statement was required pursuant to the telephone interpretation referenced above. The staff comment described above remains outstanding.
     Response 1: The Company notes the Staff’s disagreement with its interpretation of Rule 14a-6(a)(4). In March 2005, Counsel for the Company noted that it was unclear whether a preliminary proxy statement would be required if the Company decided to seek shareholder approval for an option exchange program. At the Company’s request, Counsel discussed this issue with a member of the Staff of the Office of Mergers and Acquisitions on March 18, 2005 and was advised that no such filing would be required. Had Counsel received advice to the contrary, the Company would have filed a preliminary proxy statement. Because the Company’s annual meeting to which the preliminary proxy statement would have related was concluded on August 2, 2005, prior to the receipt of the Staff’s follow-up comment, the Company is not in a position to take any further action with respect to this matter. The Company supplementally advises the Staff that if the Company seeks shareholder approval for an option exchange program or a repricing in the future, it will comply with the Staff’s position articulated in this comment.
Offer to Exchange
General
     Comment 2: We refer you to your response to prior comment 5. Although you state that you have revised your disclosure on pages 1, 4 and 14 to comply with our comment, it does not appear that your amended offer to exchange includes these changes. You continue to disclose throughout your document, including your cover page and pages 1, 4 and 14, that the board of directors retains the authority, in its sole discretion, to terminate the Option Exchange Program at any time prior to expiration. Although we agree that you may retain the authority to modify

Securities and Exchange Commission
Attention:     Jeffrey B. Werbitt, Esq.
August 3, 2005

or amend the Option Exchange Program in your discretion, it is our view that you may terminate the offer only if one of the listed offer conditions so permits. In this regard, since you do not reference the occurrence of any listed offer condition, this language seems to inappropriately imply that you may terminate the offer at will, in your sole discretion, and for any reason. Please confirm your understanding, and revise the disclosure throughout your Offer to Exchange.
     Response 2: The Company notes the Staff’s comment and has revised the disclosure in the forepart and on pages 1, 2, 4, 14 and C-1 of Schedule C of the Offer to Exchange, and on pages 1 and 2 of the Election Form, accordingly.
     Comment 3: We refer you to prior comment 6. You continue to reference your right to “postpone” the offer. If you continue to include this language, please revise to clarify what you mean. For example, are you using this term to mean extension of the offer? Please note that you may not postpone or otherwise delay payment subsequent to expiration other than in anticipation of receiving necessary governmental approvals.
     Response 3: The Company notes the Staff’s comment and has further revised the disclosure in the Offer to Exchange on pages 15 and 22 of the Offer to Exchange and on page 2 of the Election Form.
     Comment 4: We note your response to prior comment 7. We continue to believe that you should revise your offer to purchase to include all of the information required by Item 1010(c) of Regulation M-A, including the ratio of earnings to fixed charges and book value per share. In this regard, since you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A, Item 1010(c) of Regulation M-A requires that you provide a complete summary of that information be disseminated to note holders. Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation H.7 from the July 2001 Supplement specifically states that a bidder may not omit summarized financial information from the document disseminated to security holders if it incorporates financial statements by reference.
     Response 4: The Company notes the Staff’s comment and has revised the disclosure in Schedule A, “Summary Financial Information” of the Offer to Exchange to include the Company’s ratio of earnings to fixed charges for the fiscal years ended March 31, 2001-2005 and the book value per share of common stock as of March 31, 2005.
Section 6. Conditions of the Offer, page 15
     Comment 5: We refer you to prior comment 9. We note that you continue to disclose that your failure at any time to exercise any of the offer conditions will not be deemed a waiver of such conditions. This language suggests that even once a condition is triggered, the company can decide whether it is advisable to proceed with the offer. We agree. However, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that

Securities and Exchange Commission
Attention:     Jeffrey B. Werbitt, Esq.
August 3, 2005

this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please revise.
     Response 5: The Company notes the Staff’s comment and has revised the disclosure to read as follows:
The conditions to this Offer are for our benefit. We may assert them in our sole discretion prior to the Closing Date regardless of the circumstances giving rise to them. We may waive them, in whole or in part, at any time and from time to time prior to the Closing Date, in our sole discretion, whether or not we waive any other condition to this Offer. ~~Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. If we waive one of the conditions set forth above in response to a specific set of circumstances, that condition will still apply to different or new circumstances, but will be deemed waived with respect to the specific circumstances that triggered such condition and our subsequent decision to proceed with the Offer.~~ Any determination we make concerning the events described in this Section 6 will be final and binding upon all persons. Notwithstanding anything set forth in this Section 6, this Offer may be terminated at any time, even after the Closing Date, if approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our New Options or underlying shares as contemplated herein, is unavailable or revoked.
The Company supplementally advises the Staff that it understands and acknowledges its obligations under Rules 13e-4(d)(2) and 13e-4(e)(3).
     Comment 6: Refer to our last comment above. We note the new language in the last paragraph of your Conditions section, on page 16 of the offer materials. Specifically, you state that if you waive one of the offer conditions with respect to a specific set of circumstances, “that condition will still apply to different or new circumstances . . . .” In our view, if you waive an offer condition, that condition is no longer part of the terms of your offer; in order for that condition to apply again in the context of the same offer, you would have to amend the offer materials to include it again, disseminate notice to target security holders, and extend the offer period if necessary to allow security holders time to receive and consider notice of the change in the offer terms. Please delete or revise the language to the contrary on page 16.
     Response 6: The Company notes the Staff’s comment and has revised the disclosure as set forth in Response 5 above.
     Comment 7: We refer you to prior comment 10. We believe that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the offeror, and are drafted with sufficient specificity to allow for objective

Securities and Exchange Commission
Attention:     Jeffrey B. Werbitt, Esq.
August 3, 2005

verification that the conditions have been satisfied. Currently, the financing condition under subsection (d)(i) continues to have an excessive subjective element. We suggest that you revise this condition to clarify that the company will make such a determination in its “reasonable discretion” or “reasonable judgment.”
     Response 7: The Company notes the Staff’s comment and has revised the disclosure to read as follows:
(d)	in our reasonable judgment, any (i) change or changes occur in our business, condition (financial or other), assets, income, operations, prospects or share ownership (including as a result of any changes in law or accounting principles), or (ii) governmental or legal action or proceeding, law or regulation, that~~, in our reasonable judgment,~~ were unanticipated by the Company and are ~~is~~ material to us or materially impairs the benefits, or materially increases the burden, of the Offer to us;
Election Form
     Comment 8: We reissue prior comment 12. We note your request that the security holder acknowledge that they have “read the Offer to Exchange” and “understand that participation in the Option Exchange Program has certain risks and uncertainties.” Unless required by state law, it is not appropriate to require security holders to attest to the fact that they “read” or “understand” the terms of the offer as such language effectively operates as a waiver of liability. Please delete this and other similar language throughout these materials or advise if this language is required by state law. To the extent that you have already circulated the Election Form to security holders, please confirm that you will not utilize the referenced language set forth in this form as a waiver of liability against security holders.
     Response 8: The Company notes the Staff’s comment and has deleted the following sentence in the Election Form:
I have read the Offer to Exchange and related documents and I understand that participation in the Option Exchange Program has certain risks and uncertainties.
The Company has also deleted references to “I understand,” “I acknowledge,” “I recognize” and “I agree” on pages 1-2 of the Election Form and deleted the reference to “has read” in the Spousal Consent on page 3 of the Election Form. The Company supplementally advises the Staff that no language in the Election Form previously disseminated to Eligible Employees is intended to operate as a waiver of liability and that no Eligible Employee will be deemed to have waived, whether expressly or by implication, any obligation of the Company as a result of executing and delivering the Election Form.

Securities and Exchange Commission
Attention:     Jeffrey B. Werbitt, Esq.
August 3, 2005

     Per your request, included with this letter is a separate letter, executed by one of the Company’s officers on behalf of the Company, that includes the Company’s acknowledgment of certain responsibilities.
     We hope that the above responses will be acceptable to the Staff. If you have any questions regarding Amendment No. 4 to the Schedule TO-I or the foregoing, kindly contact the undersigned at 704.331.4925 as soon as possible, as the Company’s Offer is scheduled to close at 12:00 midnight EDT on August 5, 2005. Thank you for your time and attention.
Best regards,
WOMBLE CARLYLE SANDRIDGE & RICE
A Professional Limited Liability Company
/s/ Ross H. Parr
Ross H. Parr
Enclosures

cc:	Jeffrey B. Werbitt, Esq. Securities and Exchange Commission

Suzanne B. Rudy Nina Saravia RF Micro Devices, Inc.

Jeffrey C. Howland, Esq. Womble Carlyle Sandridge & Rice, PLLC

[RF Micro Devices, Inc. Letterhead]
August 3, 2005
Via EDGAR Submission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey B. Werbitt, Esq.

Re:	RF Micro Devices, Inc.
Schedule TO-I
File No. 005-52447
Ladies and Gentlemen:
     In connection with the filing by RF Micro Devices, Inc. (the “Company”) of Amendment No. 4 to the Schedule TO-I referenced above, which is being filed in response to comments contained in the letter dated August 2, 2005 from Jeffrey B. Werbitt of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Robert A. Bruggeworth, the Company’s President and Chief Executive Officer, the Company acknowledges:
•	its responsibility for the accuracy and adequacy of the disclosures in the filings made in connection with the Option Exchange Program;

•	that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Capitalized terms used but not otherwise defined herein have the meanings given them in the Offer to Exchange, which was first filed with the Schedule TO-I as exhibit (a)(1)(i) on July 11, 2005.
Sincerely,
/s/ Suzanne B. Rudy
Suzanne B. Rudy
Vice President, Corporate Treasurer,
Compliance Officer and Assistant Secretary